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                              May 9, 2022

       Joseph La Rosa
       Chief Executive Officer
       La Rosa Holdings Corp.
       1420 Celebration Blvd.
       2nd Floor
       Celebration, FL 34747

                                                        Re: La Rosa Holdings
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed April 19,
2022
                                                            File No. 333-264372

       Dear Mr. La Rosa:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 Filed April 19, 2022

       Cover Page

   1. As the warrants may be exercised beginning on the date of issuance, please register the shares underlying the
warrants in the fee table. See Securities Act Sections Compliance and Disclosure
Interpretation 103.04 for guidance.
       Use of Proceeds, page 35

   2. If you plan to use proceeds from the offering to acquire the six real estate brokerage businesses and/or repay
debt, please disclose.
 Joseph La Rosa
La Rosa Holdings Corp.
May 9, 2022
Page 2
Unaudited Pro Forma Financial Statements, page 54

3. We note your disclosure on page 10 of shares issuable upon closing of the offering.
      Please tell us how you have considered these issuances in your pro forma balance sheet and pro forma statement of income. To the extent such issuances are already reflected within your pro forma financial information, please expand your disclosures to reconcile and/or explain such issuances in detail.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameJoseph La Rosa
                                                           Division of
Corporation Finance
Comapany NameLa Rosa Holdings Corp.
                                                           Office of Real
Estate & Construction
May 9, 2022 Page 2
cc:       Ross David Carmel, Esq.
FirstName LastName